[Letterhead of Cell Kinetics Ltd.]

November  24, 2008

VIA EDGAR

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd.
Form 20-F for the year ended December 31, 2007
Filed June 30, 2008
File No. 333-144993

Ladies and Gentlemen:

We have received the Staff’s letter dated October 2, 2008 containing a comment with respect to the above-referenced filing of Cell Kinetics Ltd. (the “Company”). The remainder of this letter provides the text of your comment followed by the Company’s response thereto.

1.    Please refer to our prior comment 1 and respond to the following:

•
Please tell us when you earned the $1.5 million of revenue.  We saw your disclosures in Note 1 on page F-8 regarding the revenues you reference but it appears from your selected financial data disclosures at page 2 that the revenues were earned prior to 2003.  Also, based on your recent income statement it appears you have no revenues and that your most significant expense is research and development.  We refer you to paragraph 9 of SFAS 7.

•
We also see your statement in Note 1 that "management believes this dependence [on Medis EL and MTL] will continue unless it is able to successfully develop and market its products."  Thus it appears from your disclosure that you have not completed the development of your product.

•
Accordingly, tell us the nature of the activities to which you are and have been devoting substantially all of your efforts.  Also, tell us how the aforementioned statement and the fact that the revenues you refer to were not recognized recently impacts your conclusions as to whether you are a development stage company as defined in SFAS 7.

Finally, revise future filings to either include all disclosures required by SFAS 7 or to clearly explain why you believe you are not a development stage company as defined in SFAS 7.

Response

We advise the Staff, as discussed during our telephone conference on October 28, 2008 with Ms. Julie Sherman of the Staff, that the Company intends to provide in its future filings developmental stage enterprise disclosure pursuant to the guidelines set forth in SFAS No. 7, from the period beginning January 1, 2004. Also as discussed during our telephone conference, the earliest period for which the Company has available audited financial data is the year ended December 31, 2004. Requiring the Company to obtain a full separate set of audited financial information for the periods prior to 2004 to be reflected in the Company’s future filings would be impractical and cost prohibitive, due to the substantial amount of work by the Company and its auditors and the degree of granularity that is required by the guidance of SFAS No. 7 to gather and prepare the carved-out financial information going back to July 1992. For these reasons, the Company believes that providing the cumulative information and disclosures required by SFAS No. 7 from January 1, 2004, is a reasonable and cost effective approach to addressing the requirements set forth in SFAS No. 7.

The Company further advises the Staff that the notes to the Company’s financial statements for the fiscal year ending December 31, 2008, to be included in the Company’s Form 20-F for that fiscal year, will include explanatory language to the effect of the following:

“As described in Note ___, these financial statements present the historical financial position, results of operations and cash flows of the Company on a carve-out basis from Medis El and MTL as if the Company had operated as a stand alone entity subject to Medis El’s and  MTL’s control since the inception of Medis El in 1992. Since the inception of Medis El in July 1992 through 1995, CKL, as successor to Medis El, has recorded revenues aggregating approximately $1,500,000. Notwithstanding these factors, CKL continues to refine and seek to commercialize an improved cell carrier under its CK Chip™ product line (the cell carrier was considered to be the nucleus of Medis El’s CellScan system) and, as such, is devoting substantial resources in the areas of research and development, marketing and sales. Furthermore, the Company has relied on financing from Medis El and MTL, as well as proceeds from its January 2008 rights offering, to fund its research and development activities and other operating expenses, and management believes this dependence on Medis El and MTL will continue unless it is able to successfully refine and market its products. Accordingly, the Company is considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development Stage Enterprises” (“SFAS No. 7”). Cumulative amount disclosures in the basic financial statements and the other information required by SFAS No. 7 are provided from January 1, 2004, the first year in which CKL has a separate set of audited financial statements. The Company has determined that obtaining such audited financial information for periods prior to the fiscal year ended December 31, 2004 would be impractical and cost prohibitive.”

We hope you will find this letter responsive to your comment and consistent with our recent telephone conversation. If you have any questions regarding the above response, please contact the undersigned at +972 8 918 8640 or Stephen E. Fox of Herrick, Feinstein LLP at (212) 592-5924.

Very truly yours,

/s/ Michael S. Resnick

Michael S. Resnick,
Chief Accounting Officer